SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29101; 812-13549]

MetLife, Inc. and MetLife Capital Trust V; Notice of Application

December 30, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from all provisions of the Act.

Summary of Application: MetLife Capital Trust V (the "Trust") and MetLife, Inc. ("MetLife") request an order that would permit the Trust to sell debt securities or non-voting preferred stock and use the proceeds to finance the business operations of its parent company or a controlled company of the parent company.

Filing Dates: The application was filed on July 21, 2008, and amended on January 16, 2009, August 13, 2009, November 16, 2009 and November 27, 2009.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 25, 2010, and should be accompanied by proof of service on applicant, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, 200 Park Avenue, New York, NY 10166-0188.

For Further Information, Contact: Laura L. Solomon, Senior Counsel, at (202) 551-6915, or Julia Kim Gilmer, Branch Chief, at (202) 551-6871 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is a statutory trust formed under Delaware law and pursuant to a Declaration of Trust that MetLife signed as sponsor. As sponsor, MetLife is currently the sole beneficial owner of the Trust.[1] MetLife, a Delaware corporation, is an insurance holding company that, through its subsidiaries and affiliates, offers life insurance, annuities, automobile and homeowners insurance, retail banking and other financial services to individuals, as well as group insurance and retirement and savings products and services to corporations and other institutions.[2]

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[1] If the Trust issues common securities, MetLife or a Controlled Company (defined below) will own all of the common securities issued by the Trust. MetLife, as sponsor, will at all times control the Trust in all material respects, including having the sole right to select, remove or replace the Trust administrators. A Controlled Company may be a wholly-owned or majority-owned subsidiary of MetLife through which MetLife conducts its insurance, banking and broker-dealer business, or an entity that is or would be, after giving effect to the requested order, "controlled by" MetLife within the meaning of paragraph (b)(3) of rule 3a-5 under the Act.

[2] Applicants request that the order also apply to any existing or future company controlled by MetLife that is an insurance company or a bank (as defined in section 2(a) of the Act) or a holding company primarily engaged in the business of an insurance company or a bank, that relies on section 3(c)(3) and/or section

2.   The Trust was formed for the purpose of funding the operations of MetLife or its Controlled Companies through the issuance of debt securities or non-voting preferred stock (the "Finance Subsidiary Securities"). The Trust has not yet begun operations.

3.   MetLife currently contemplates that a MetLife Finance Subsidiary will offer Finance Subsidiary Securities in private placement transactions in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), or through public offerings that are registered under the Securities Act. Applicants propose to use the proceeds from any such offerings to finance the business operations of the MetLife Finance Subsidiary's Parent Company or a Controlled Company of the Parent Company.

4.   A Parent Company will unconditionally guarantee in conformity with rule 3a-5, any debt securities constituting Finance Subsidiary Securities as to payment of principal, interest and premium, if any, and any non-voting preferred securities constituting Finance Subsidiary Securities as to the payment of dividends, liquidation preference and sinking fund payments, if any. The guarantee will provide that, in the event of a default by the MetLife Finance Subsidiary in payment of any such amount, the holders of Finance Subsidiary Securities may institute legal proceedings directly against

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3(c)(6) of the Act, and that, except for its reliance on section 3(c)(3) and/or section 3(c)(6), acts as a "parent company" within the meaning of rule 3a-5 under the Act (such companies, together with MetLife, "Parent Companies" and each, individually, a "Parent Company") and to certain finance subsidiaries wholly owned by a Parent Company or a controlled company of such Parent Company ("Controlled Company of the Parent Company") that currently exist or that may be established or acquired in the future (such finance subsidiaries, together with the Trust, "MetLife Finance Subsidiaries"). The Trust is the only MetLife Finance Subsidiary that presently intends to rely on the requested order. Any MetLife entity that relies on the requested order in the future will comply with the terms and conditions of the application.

the Parent Company that guaranteed the Finance Subsidiary Securities to enforce the guarantee without first proceeding against the MetLife Finance Subsidiary.

5.   Any Finance Subsidiary Securities that are convertible or exchangeable will be convertible or exchangeable only for securities issued by the Parent Company that guaranteed the Finance Subsidiary Securities or for other securities issued by the MetLife Finance Subsidiary that meet the applicable requirements of rule 3a-5(a)(1) through (a)(3) of the Act. Each MetLife Finance Subsidiary, through loans or an investment, will transfer at least 85% of the proceeds from the sale of the Finance Subsidiary Securities to its Parent Company or a Controlled Company of the Parent Company as soon as practicable, but in no event later than six months after receipt of such proceeds.

Applicant's Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act for an exemption from all provisions of the Act. Rule 3a-5 under the Act provides an exemption from the definition of investment company for certain companies organized primarily to finance the business operations of their parent companies or companies controlled by their parent companies.

2.   Rule 3a-5(b)(2)(i) in relevant part defines a "parent company" to be any corporation, partnership, or joint venture that is not considered an investment company under section 3(a) of the Act or that is excepted or exempted by order from the definition of investment company by section 3(b) of the Act or by the rules or regulations under section 3(a) of the Act. Applicants state that while MetLife is not an investment company within the definition of section 3(a) of the Act, MetLife may in the future, choose to rely on section 3(c)(6) of the Act for an exclusion from the definition of an investment company.

To the extent MetLife or another Parent Company derives its non-investment company status from section 3(c)(6) of the Act, MetLife would not qualify as an eligible parent company under rule 3a-5(b)(2)(i). Accordingly, applicants request exemptive relief to permit MetLife or another Parent Company that does not satisfy a portion of the definition of a "parent company" in rule 3a-5(b)(2)(i) solely because it is an "insurance company" or "bank" as defined in section 2(a) of the Act and is excepted from the definition of an investment company under sections 3(c)(3) or 3(c)(6) of the Act or a holding company primarily engaged in the business of an insurance company or a bank that is excepted from the definition of an investment company under section 3(c)(6) of the Act to guarantee Finance Subsidiary Securities issued by a MetLife Finance Subsidiary that is wholly-owned by the Parent Company or a Controlled Company of the Parent Company.

3.   Rule 3a-5(b)(3)(i) in relevant part defines a "company controlled by the parent company" to be any corporation, partnership, or joint venture that is not considered an investment company under section 3(a) of the Act or that is excepted or exempted by order from the definition of investment company by section 3(b) of the Act or by the rules and regulations under section 3(a) of the Act. MetLife requests exemptive relief to permit a Controlled Company of the Parent Company that is excepted from the definition of an investment company under section 3(c)(2), 3(c)(3), 3(c)(4), 3(c)(5)(A), 3(c)(5)(B) or 3(c)(6) of the Act to receive funds from a MetLife Finance Subsidiary that is wholly owned by its Parent Company or a Controlled Company of the Parent Company.

4.   Applicants state that the purpose of each MetLife Financing Subsidiary is to provide funds for the operations of its Parent Company or Controlled Company of the Parent Company. Applicants state that neither any Parent Company nor any Controlled Company of the Parent Company presents the potential for investment company activities.

5.   Applicants seek exemptive relief that would include Parent Companies that have not been named as applicants to the application. Without the requested relief, a newly acquired MetLife insurance company or bank subsidiary that may seek (or such existing subsidiary that may determine in the future) to act as a "parent company" within the meaning of rule 3a-5 would have to submit another application seeking essentially the same relief as sought here. Such an application would not raise any significant issue that applicants have not already analyzed in the application.

6.   Section 6(c) of the Act, in pertinent part, provides that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants submit that the exemptive request meets the standards set forth in section 6(c) of the Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

Applicants will comply with all of the provisions of rule 3a-5 under the Act, except that:

(1)   A Parent Company may not meet the portion of the definition of a "parent company" in rule 3a-5(b)(2)(i) solely because it is excluded from the definition of an investment company under sections 3(c)(3) or 3(c)(6) of the Act; and

(2)   a Controlled Company of the Parent Company may not meet the portion of the definition of a "company controlled by the parent company" in rule 3a-5(b)(3)(i) solely because it is excluded from the definition of an investment company under sections 3(c)(2), 3(c)(3), 3(c)(4), 3(c)(5)(A), 3(c)(5)(B) or 3(c)(6) of the Act;

provided that:

(a)   any Controlled Company of the Parent Company excluded from the definition of investment company under section 3(c)(5) of the Act will fall within section 3(c)(5)(A) or section 3(c)(5)(B) solely by reason of its holdings of accounts receivable of either its own customers or the customers of another Controlled Company of the Parent Company, or by reason of loans made to its customers or the customers of another Controlled Company of the Parent Company; and

(b)   any Parent Company or Controlled Company of a Parent Company excluded from the definition of investment company under section 3(c)(6) of the Act will not engage primarily, directly, or through majority-owned subsidiaries in one or more of the businesses described in section 3(c)(5) of the

Act (except as permitted by (a) above).

For the Commission, by the Division of Investment Management, under delegated

authority.

Florence E. Harmon
Deputy Secretary